SOLUTIONS VENDING INTERNATIONAL, INC.

A Delaware corporation



ANNUAL REPORT

997 N Fourth Street
Columbus, OH. 43201

www.popcom.shop

This Annual Report is dated April 29, 2021.

THE COMPANY AND ITS BUSINESS

This discussion should be read in conjunction with the other sections of this Report, including "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report.

Introduction

We have developed a proprietary kiosk and an accompanying software platform, that allows brands and retailers to, among other things, sell and/or dispense their products and track and improve revenue through, such features as demographic ad targeting, advanced payment features, inventory management, and sales tracking and data analytics. We use computer vision, facial recognition, and machine learning to collect customer data at the point of sale or order, including customer age, gender, emotion and engagement. In addition to selling our kiosks to brands and retailors and licensing them our software platform on a subscription basis, we intend to license our proprietary API to third party kiosk and vending machine manufacturers to incorporate the functionality of our software into their existing and new machines. Our mission is to equip entrepreneurs and brands with ready retail solutions that allow rapid retail expansion, incredible customer experiences, and powerful sales data. We do not intend to operate or dispense products from our kiosks.

We also plan to leverage third party blockchain technology that will allow for the secure management of customer data and enable the compliant sale of regulated products including cannabis, pharmaceuticals, tobacco, gaming products and alcohol from vending machines and kiosks.

The Industry

Retail Self-Service Automation

Automation is at the heart of a colossal shift in the retail paradigm, and in the midst of this phenomenon, deemed the "Retail Apocalypse", the self-service retail industry is exploding (https://www.cbinsights.com/research/retail-apocalypse-survival-technology-trends). In fact, over two-thirds of retail customers now prefer to self-serve and over 100 million people purchase goods and services from vending machines or kiosks each day in the U.S (http://www.balancedforlife.net/pdf/About%20Vending.pdf). According to Forbes.com, 70% of all retail decision makers are ready to adopt the internet of things to improve customer experience.

Personalized Retail Experience

While the majority of consumers enjoy added convenience and lower friction transactions, data also suggests that a personalized retail experience is still of great value in the buying process (https://hbr.org/2015/03/how-self-service-kiosks-are-changing-customer-behavior). Retailers, in the midst of reaping billion-dollar savings from self-service in the form of extremely low operating costs and 24/7 commerce, must address the need for personalized customer experiences without the help of humans at the point-of-sale. Hence, the arrival of smart vending machines was heralded, and had a compounded annual growth rate of 49% between 2010 and 2016 (https://www.cbinsights.com/research/retail-apocalypse-survival-technology-trends/).



The worldwide market for Vending Machine is expected to reach $5.4 billion by 2023, growing at 15.8% CAGR during that period (https://www.kbvresearch.com/global-vending-machine-market/).

Regulated Retail Industries

We define the Regulated Retail Economy as the system by which consumers and retailers interface with government-regulated goods which require identification, sales compliance and supply chain information. Concerns regarding the security of personally identifiable information, computer vision reliability, and compliance tracking have deterred many automated retail innovators from entering the space. We intend to leverage advancements in blockchain, decentralization, and smart contracts to introduce a solution that puts private consumer data back into the hands of consumers and ensures retailers stay compliant with government regulators for every transaction. The regulated industries in which we currently are planning on deploying our products include cannabis, pharmaceutical, alcohol, tobacco and lottery.

Our Solutions

PopShop Kiosks

Our PopShop Kiosks incorporate computer vision, facial recognition, and machine learning to collect customer data at the point of sale, including customer age, gender, emotion and engagement. The PopShop Kiosks incorporate touchscreen technology, tamper-proof product storage, an HD display for the delivery of highly targeted advertising and content, include two cameras, and dispense products. Our software also enables advanced payment features such as credit card and mobile device payments. Our solution provides customer analytics, inventory data and sales reports that are accessible to retailers and brands through the cloud, as well as live reports and inventory alerts. Our data analytics capabilities permit our retailer and brand customers to test and track the performance of advertisements and promotions that bring consumers to the PopShop Kiosk. These metrics are made accessible via internet connectivity and a real-time dashboard that enables operators to make crucial decisions



on venue selection, machine placement, advertising, promotions, product sampling, and more, and include the following:

- · Crowd intelligence: Customer dwell time and engagement metrics.
- · Sales journey metrics: Click through and conversion rates on product listings, promotions and up-sells.
- · Demographics and sentiment metrics: Anonymous age, gender and emotional sentiment analysis.
- · Identity and biometrics: Method to securely verify age and identity for Restricted Product sales.

With respect to Regulated Products, each product will exist within the context of a smart contract that contains the necessary information about which compliance oracle to send a request for approval. We will submit the necessary information to ensure the retailer is not selling to someone who is underage or has already purchased the legal amount, and if the sale is approved, sales data is recorded, and the product is dispensed.

PopCom Kiosks

Our PopCom Kiosks are manufactured by third parties and branded with our logo. PopCom Kiosks incorporate our software, and have similar functionality as the PopShop Kiosk, except, do not dispense products.



PopCom API

We have developed the PopCom API which vending and kiosk manufacturers and operators can incorporate into both new and existing kiosks and vending machines, which will enable them to incorporate the functionality of our software into such machines.

Sales and Marketing

We plan to sell our kiosks to brands and retail partners to deploy in high traffic areas such airports, malls, conference facilities, college campuses, and to market and license the PopCom API to kiosk and vending machine manufacturers and operators. Our target market includes the following:

·   Retailers and brands seeking a new direct to customer distribution solution to sell and sample products and/or generate leads using vending machines and kiosks, and

·   Licensed regulated retailers (e.g. Cannabis dispensaries, pharmacies, etc) seeking an automated solution to dispense products while remaining regulatory compliant.

We currently have an internal sales team that has a strong pipeline of customers, that have been secured through trade show attendance, speaking engagements and sales presentations. We receive sales leads generated by our CEO's thought leadership in national published reports in the automated retail industry and countless media features. We also receive leads generated from our website. We are working on strategic partnerships with vending machine and kiosk manufacturers to license our PopCom API.

Our business plan contemplates selling our PopShop Kiosks and PopCom Kiosks to brands and retailers, for a retail price of approximately $20,000, and $8,000, respectively. We also intend to charge a monthly subscription fee for our PopCom API. As currently contemplated, the base monthly subscription fee will be $400.00.

We plan on charging $250.00 to retrofit existing kiosks and vending machines with our software, and plan on securing a third party vending company to perform such installations. We also plan on charging subscription fees of $250.00 per month for data and analytics.

Manufacturing and Development

We have designed our PopShop Kiosk with the assistance of a third party development firm pursuant to various agreements which have been completed. The fully functional prototype is complete, and we are currently negotiating with manufacturers for full production. We officially displayed our prototype in January 2020, at the Consumer Electronics Show, and we are currently taking deposits from customers. Our API is in test staging and fully working on our prototype kiosks, however, we are still actively developing new features.

Employees

We currently have one full time employee and 9 independent contractors. We also have engaged a software development firm that has developed and continues to develop the PopCom API.

Competition

We face competition from various entities in the vending machine and kiosk industry such as Zoom Systems/SWYFT, and new startups are continually launching in the marketplace. Many of these competitors have substantially greater financial resources than we have, and we may not be able to compete with them.

Property

Our corporate headquarters are located in Columbus, Ohio, where we have entered into a 12 month lease for 1,100 square feet of office, showroom and warehouse space located at 997 N Fourth Street in Columbus, Ohio, for $2200 per month.

Legal Proceedings

In March 2020, we filed a complaint against Wyzerr, Inc., seeking damages for, among other things, breach of an Asset Purchase Agreement, pursuant to which we purchased certain assets of Wyzerr, in exchange for $50,000 in cash and our issuance of a Convertible Promissory Note in the principal amount of $150,000. After the Closing, we discovered that the assets were subject to a third party lien.

Previous Offerings

We engaged in the following securities offerings during the last three years:

Offering	Class A Shares	Price Per Share	Total Consideration	Use of Proceeds	Date of Offering
Regulation D	450,730	$ 0.1203	$ 54,241.0959	Software Product Development/General Working Capital	Mar-18
Regulation D	965,555	$ 0.1916	$ 185,000.0000	Software Product Development/General Working Capital	Jun-19
Regulation D	200,000	$ 0.2265	$ 45,296.0000	Software Product Development/General Working Capital	Sep-18
Regulation CF	1,929,070	$ 0.5500	$ 1,052,299.0000	Software Product Development/General Working Capital	Jul-20
Regulation CF	5,934,121	$ 0.1800	$ 1,068,141.7800	Software Product Development/General Working Capital	Apr-19

Current Offering

We are currently engaged in a Regulation A+ Offering pursuant to which we are seeking to raise up to $5,000,000 through the sale of up to 9,090,909 shares of our Class A Common, at a price of $0.55 per share.

RISK FACTORS

Investing in our Class A Shares involves risk. In evaluating us and an investment in our Class A Shares, careful consideration should be given to the following risk factors, in addition to the other information included in this Offering Circular. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in our Class A Shares. The following is a summary of the risk factors that we currently believe make holding our Class A Shares speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Our financial statements include a going concern note.

Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing.

To date, we have not generated any revenues from our principal operations and have sustained losses since inception. Because losses will continue until such time that we can complete development of and begin selling our kiosks, and because we have no committed source of financing, we rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued.

Throughout 2020, we intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

We depend on certain key personnel and must attract and retain additional talent.

Our future success depends on the efforts of key personnel and consultants, especially our Chief Executive Officer, Chief Financial Officer, Secretary and director, Dawn Dickson, and our ability to attract and retain additional talent. There can be no assurance that we can attract and retain key personnel and consultants that we will require to successfully grow our business.

Risks of borrowing.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Our intellectual property could be unenforceable or ineffective.

One of our most valuable assets is our intellectual property. In addition to holding a trademark, we have one pending design patent application (hardware) and one pending utility patent application (software), and plan to explore other opportunities to patent parts of our core technology; however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our kiosks and/or the underlying software and the PopCom API, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology in order to safeguard our competitive edge against competitors. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.

From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease deploying our kiosks or the PopCom API, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We have a limited operating history and have yet to earn a profit or any significant operating revenue, which makes it difficult to accurately evaluate our business prospects.

We have limited assets, a limited operating history, and no operating revenue to date. We are still working on developing various features of our kiosks and the PopCom API. Thus, our proposed business is subject to all the risks inherent in new business ventures. The likelihood of success must be considered in light of the expenses, complications, and delays frequently encountered with the start-up of new businesses and the competitive environment in which start-up companies operate.

We may not successfully launch our kiosks and the Popcom API, and even if successfully launched, we may not be able to successfully maintain our kiosks or the Popcom API.

We view the commercial distribution of our kiosks and the licensing of the Popcom API as key commercial milestones. While the design files for our kiosks have been completed and the fully functional hardware prototype was completed in late 2019, there may be delays and/or we may not successfully manufacture or sell our kiosks, or license the Popcom API. Even if our kiosks are successfully launched and the Popcom API is successfully licensed, they may not meet investor or marketplace expectations. Furthermore, despite good faith efforts to commercialize and further develop our kiosks and the Popcom API, they may experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact us.

Product improvements.

In order to compete, we need to rapidly make updates to and enhance our product offerings as the market demands. The development of such updates and enhancements to our products will require capital funding, expertise of management and time and effort in order to be successful. It is possible that any future updates or enhancements may never be developed or released. Even if successfully developed and released, such updates or enhancements may not be successful and may not result in an increase in revenue.

We depend on technology and advanced information systems, which may fail or be subject to disruption.

Our software applications, and other interfaces or applications built upon our platform are still unproven, and there are no assurances that our kiosks and the software on which they rely will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our kiosks or the PopCom API. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our kiosks, the PopCom API or the underlying software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business.

The integrity, reliability, and operational performance of our information technology ("**IT**") infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken several measures to safeguard against a failure of our IT infrastructure, including utilizing Amazon Web Services ("**AWS**") and physical hard drives as backup systems and storing source code in Github repositories, any failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects.

We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects.

We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects.

We will store investor, customer and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability.

Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

We will store personally identifiable information of consumers which is subject to vast regulation.

Despite that the current version of our software captures and stores only limited demographic information about consumers, such as gender, age, emotion and engagement, we may be or become subject to federal, state, provincial and foreign laws regarding privacy and protection of data. Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers' ability to collect and use personal information, which may reduce demand for our solutions.

Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our kiosks and software. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism.

Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products.

We may experience significant delays or other complications in manufacturing kiosks, which could harm our brand, business, prospects, financial condition and operating results.

We may experience significant delays or other complications in bringing to market our kiosks. We will rely on third party contract manufacturers to produce our kiosks, and have not yet entered into a manufacturing agreement. Any significant delays or other complications in securing a third party manufacturer, or manufacturing our kiosks, including, but not limited to, complications associated with production or supply chain, or regulatory approvals, could materially damage our brand, business, prospects, financial condition and operating results.

If we are unable to address the service requirements of our future customers our business will be materially and adversely affected.

If we are unable to successfully address the service requirements of our future customers, our business and prospects will be materially and adversely affected. We anticipate the level and quality of the service we provide our customers will have a direct impact on the success of our kiosks and the PopCom API. If we are unable to satisfactorily service our customers, our ability to generate customer loyalty, grow our business, sell our kiosks and license our PopCom API, could be impaired.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for manufacturing, marketing, selling and distributing and servicing our kiosks and software applications, relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We will incur significant costs related to compensating our personnel and consultants. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

If our kiosks, the PopCom API or the underlying software, fail to perform as expected, we may have to recall our products and our ability to develop, market and sell our kiosks and license our PopCom API, could be harmed.

Our kiosks and third party kiosks retrofitted with our technology, may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair, and our software may not perform as expected. While we intend to perform extensive internal testing, we will have a limited frame of reference by which to evaluate the performance of our kiosks, the PopCom API and the underlying software. There can be no assurances that we will not be required to recall kiosks in the future. There can be no assurance that we will be able to detect and fix any defects in our kiosks, the PopCom API or the underlying software, prior to their sale or license. Any product defects or any other failure of our kiosks, the PopCom API or the underlying software to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims,, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

Failure to comply with applicable laws.

While our customers, and not us, will dispense and sell products from our kiosks, laws may exist in certain states or other jurisdictions, or may be passed, that prohibit the sale of all or certain Regulated Products through vending machines and kiosks. It is possible that Federal or state legislation could be enacted in the future that would prohibit the dispensing of certain Regulated Products through automated vending machines, and if such legislation were enacted, it could cause revenues to decline or our inability to grow revenues as we anticipate. In addition, the laws of foreign jurisdictions could prohibit the dispensing of certain Regulated Products through automated vending machines. Management has not fully analyzed the applicable laws of all jurisdictions and cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can the they determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Failure to obtain permitting for the sale of Regulated Products.

Our business plan includes using our software to manage customer data securely, and enabling the compliant sale of regulated cannabis, pharmaceuticals, tobacco, gaming, alcohol or other regulated products ("**Regulated Products**") from a vending machine or kiosk. Assuming applicable laws permit the dispensing of such regulated products through vending machines and kiosks, we and/or our retailer and brand customers, may need to obtain permits from the jurisdictions in which such regulated products are dispensed. If we and/or our retailer and brand customers are not able to obtain or maintain such permits, such customers would be unable to dispense such Regulated Products in those jurisdictions, which, in turn, could negatively impact our business, operations and financial condition.

Errors in dispensing Regulated Products to minors.

Our retail and brand customers which dispense Regulated Products that require age verification, will be relying on our software to verify the age of the consumer. Products which require age verification include, among other things, alcoholic beverages, tobacco and cannabis products and lottery tickets. If there are any defects in our age verification software or our hardware, that result in the improper dispensing of Regulated Products to minors, the same could result in us or our retail customers being deemed to have violated applicable laws, which in either case, could result in regulatory investigations, lawsuits against us, civil penalties, fines and injunctions from the continued operation of our kiosks. Any of the foregoing, could have a material adverse effect on our business, operations and financial condition, as well as our reputation.

Errors in dispensing prescription medications.

To the extent our kiosks are used to dispense prescription medications, our customers will be relying on our software to verify the identity and eligibility of the consumers seeking to obtain such prescription medications through our kiosks. They will also be relying on our hardware and software to dispense the proper medications. If there are errors in our software or hardware that result in the improper dispensing of prescription medications, the same could cause injury or death to the recipient of such prescription medication and could result in us or our retail customers being deemed to have violated applicable laws, which in either case, could result in regulatory investigations, lawsuits against us by injured consumers or our retail partners, civil penalties, fines and injunctions from the continued operation of our kiosks. Any of the foregoing, could have a material adverse effect on our business, operations and financial condition, as well as our reputation.

Specific risks related to cannabis.

The Federal Controlled Substances Act (the "**CSA**") classifies cannabis as a Schedule I controlled substance and makes cannabis use and possession illegal on a national level. The United States Supreme Court has ruled that the Federal Government has the right to regulate and criminalize cannabis, even for medical purposes, and thus Federal law criminalizing the use of cannabis remains in effect notwithstanding state laws that legalize its use. However, the Obama Administration effectively stated that it was not an efficient use of resources to direct Federal law enforcement agencies to prosecute those lawfully abiding by state-designated laws allowing the use and distribution of medical and recreational cannabis. Yet, there is no guarantee that the Trump Administration or future administrations will not change Department of Justice ("**DOJ**") policy regarding the low-priority enforcement of Federal drug laws in states where cannabis has been legalized. Any such change in the Federal Government's enforcement of Federal laws could cause significant financial damage to us. Since Federal law criminalizing the use of cannabis preempts state laws that legalize its use, strict enforcement of Federal law regarding cannabis would likely result in our inability to proceed with our business plan with respect to selling our kiosks or licensing our software to retailer and brand customers who intend to dispense cannabis products.

In addition, while our customers, and not us, will dispense products from our kiosks, if our customers dispense cannabis we could be deemed to be involved in, or aiding and abetting, the sale and/or distribution of cannabis in violation of the CSA and other laws. Adverse actions taken by the federal government may lead to delays in that aspect of our business operations, disruptions to our revenue streams, losses of substantial assets and potentially substantial litigation expenses.

It is possible that Federal, state or foreign legislation could be enacted in the future that would prohibit us from participating in the cannabis industry, and if such legislation were enacted, it could cause revenues to decline or our inability to grow revenues as we anticipate. Management cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can the they determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

The regulatory regime governing blockchain technologies, digital assets, and coin offerings is uncertain, and new regulations or policies may materially adversely affect us.

In connection with our initial Regulation CF Offering of Class A Shares, we agreed that if developed, we will issue the investors in such offering, point-of-purchase tokens ("**XPOP Tokens**"), which are contemplated to be a utility token used to settle transactions fees within the blockchain ecosystem we plan to develop, associated with energy consumption on the PopCom Platform between retailers, regulators, researchers, consumers and us. We have not commenced and may never commence developing XPOP Tokens due to various reasons, including, but not limited to, the evolving nature of our business model and regulatory uncertainty. In addition, we will likely only commence development and distribution of XPOP Tokens if we determine that they can be designed to serve their intended purpose, without being characterized as securities. If we develop and issue XPOP Tokens, failure by us or the holders of XPOP Tokens, to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines on us.

The regulation of blockchain technologies, including XPOP Tokens, if developed and issued, token offerings, digital assets and blockchain technologies, currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, related to token offerings and digital assets.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases, regulate, their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission, and the Commodity Futures Trading Commission ("**CFTC**"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. Due to our subscription-based business model, the effect of COVID-19 may not be fully reflected in our results of operations until future periods, if at all. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

Terms of subsequent financings may, adversely impact your investment.

We are currently engaged in a Regulation A+ offering, and may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment in the Class A Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class A Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Because no public trading market for our Class A Shares currently exists, it will be difficult for you to sell your Class A Shares and, if you are able to sell your Class A Shares, you may have to sell them at a substantial discount to the price you paid for the Class A Shares.

There is no public market for our Class A Shares. Until our Class A Shares are listed on an exchange, if ever, you may not sell your Class A Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Class A Shares promptly or at all. If you are able to sell your Class A Shares, you may have to sell them at a substantial discount to the price you paid for the Class A Shares.

Investors in our Class A Shares have no voting rights.

Subject to applicable law and, except as mentioned in our organizational documents, the holders of Class A Shares have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Class A Shares disapprove. In assessing the risks and rewards of an investment in the Class A Shares, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Class A Shares will be subject to the decisions of our directors, officers, employees and holders of our voting shares.

Our CEO beneficially owns all of our voting shares.

Dawn Dickson, our Chief Executive Officer, Chief Financial Officer, Secretary and a director, beneficially owns 20,000,000 Class B Shares, which are held by Dawn Dickson Living Trust, for which Ms. Dickson serves as the sole trustee. Such Class B Shares constitute 100% of our voting power. Therefore, Ms. Dickson is able control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

Our Class A Shares may become subject to registration under the Exchange Act.

Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited investors, at the end of their fiscal year, must register that class of equity securities with the SEC under the Exchange Act. There are currently over 2,000 holders of our Class A Shares. If and when we are deemed to have assets above $10 million, we could be required to register our Class A Shares with the SEC under the Exchange Act, which would be a laborious and expensive process. In addition, if such registration takes place, we will have materially higher compliance and reporting costs going forward.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONAND RESULTS OF OPERATION

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2020 (the "**2020 Annual Period**"), and the twelve-month period ended December 31, 2019 (the "**2019 Annual Period**") should be read in conjunction with our audited consolidated financial statements and the related notes included in this report.

Overview

Our predecessor-in-interest, Shoe Vending International, LLC, was formed as an Ohio limited liability company on October 1, 2012, and converted into Solutions Vending International, Inc., a Delaware corporation, on March 7, 2017. Our headquarters are located in Columbus, Ohio. We are an automated retail technology company with a software solution for self-service retail.

Results of Operations

We have not yet generated any revenue.

Operating Expenses

For the 2020 Annual Period, our operating expenses were $1,414,064, consisting of $243,461 for research and development expenses, $269,860 for sales and marketing expenses, and $900,743 for general and administrative costs. For the 2019 Annual Period, our operating expenses were $924,279, consisting of $257,831 for research and development expenses, $55,836 for sales and marketing expenses, and $610,612 for general and administrative costs. The increases in our operating expenses during fiscal 2020, primarily resulted from an increase in sales and marketing expenses and a decrease in general and administrative costs.

Loss from Operations

For the 2020 Annual Period we had an operating loss of $1,414,064, compared to an operating loss of $924,279, for the 2019 Annual Period.

Other Income (Expenses)

For the 2020 Annual Period, we had interest expenses of $3,018, compared to $8,231, for the 2019 Annual Period. For the 2020 Annual Period, we had other income of $8,000, compared to $0, for the 2019 Annual Period.

Net Loss

For the 2020 Annual Period, we had a net loss of $1,409,802, compared to $932,510 for the 2019 Annual Period.

Liquidity and Capital Resources

Since our inception, we have raised over $3,700,000 through various securities offerings, which we have used for operations, including, $1,070,000 from a Regulation CF campaign we conducted in 2019, $1,032,244 in a Regulation CF campaign we conducted in 2020, and $938,898 which we have raised as of March 31, 2021, from our current Regulation A+ financing. As of December 31, 2020, we had $299,782 in cash, compared to $53,723 in cash, as December 31, 2019.

As of December 31, 2020, we had total liabilities in the amount of $424,123, consisting of $120,627 in accounts payables, $70,993 in accrued expenses and other current liabilities, $60,000 in convertible notes payable and a loan payable of $73,200. We, however, recorded $99,303 in deferred revenue during the 2020 Annual Period related to deposits we collected for orders that have not yet been delivered, which reduced our total liabilities. As of December 31, 2019, our total liabilities were $81,707, consisting of $4,197 in accounts payables, $62,510 in accrued expenses and other current liabilities, $15,000 in notes payable.

As of March 31, 2021, excluding any future proceeds we may receive from our Regulation A+ offering, we had sufficient operating capital for approximately four   months.

We will incur significant additional costs in finalizing the development of our kiosks and PopCom API, and in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from this Offering. We may also engage in additional debt and/or equity financings as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

In 2020, we issued six convertible promissory notes ("2020 Notes") for an aggregate principal amount of $60,000. The notes are subject to automatic conversion upon a qualified equity financing in excess of $5,000,000 (excluding the conversion of the notes or other convertible securities including Simple Agreements for Future Equity. Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price equal to the quotient of valuation caps ranging from $15,000,000 to $25,000,000 divided by the dilutive common shares outstanding (assuming full conversion and/or exercise of all convertible and/or exercisable securities then outstanding including our shares reserved for future issuance under our equity incentive plans, but excluding SAFE agreements). In the event that a qualified equity financing does not occur prior to the notes' respective maturity dates, the notes are convertible, at our discretion, into cash or shares of our common stock at conversion price equal to the quotient of the valuation cap divided by the dilutive common shares outstanding. Upon our sale, we will pay the holders the amount the holder would be entitled to receive if the note had converted into shares of common stock at a conversion price equal to the quotient of the valuation cap divided by the dilutive common shares outstanding. The 2020 Notes have a 2-year term maturing in 2022. The notes bear interest at 7-8% per annum and accrued interest payable on these notes was $3,018 as of December 31, 2020.

In April 2020, we entered into a loan with a lender in an aggregate principal amount of $73,200 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business

Administration. We may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act

We currently have a $25,000 revolving line of credit with Silicon Valley Bank, the balance of which is $15,000.

Plan of Operations

We are investing in the continued growth of our brand and are seeking to hit the following milestones:

- Revenue-generating and fully operational with many vending machines in the market
- Enterprise clients and launch of our PopShop Local program
- A market leader for automated retail sales.

The extent to which we will be able to complete the milestones outlined above is dependent upon the funds raised in this offering. If we do not raise a sufficient amount of funds in this offering, we may not incur all the costs or complete all the milestones outlined above.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees
Dawn Dickson	Chief Executive Officer, Secretary, Chief Financial Officer and Director	42	October 2012 – Present	Full Time
Brian Brackeen	Director	43	November 2019 - Present	N/A
Alexa McCulloch	Director	51	November 2019 - Present	N/A

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such. There are no family relationships between any director or executive officer.

Dawn Dickson, has served as a director, Chief Executive Officer, Chief Financial Officer and Secretary, since our inception in April 2017, and served as the sole manager of Shoe Vending International, LLC, our predecessor-in-interest, from its inception in October 2012, through our conversion into a Delaware corporation in April 2017. Ms. Dickson has also served as the sole manager of Flat Out of Heels, LLC, a women's footwear product company since February 2011. Ms. Dickson is a serial entrepreneur with over 18 years in business development. Ms. Dickson has received numerous awards and accolades for her business savvy and pitching skills taking home top prize in many national pitch competitions. As an entrepreneur, Ms. Dickson has been invited to speak on numerous panels and workshops and featured in countless media outlets including Forbes, Huffington Post, Essence Magazine, Ebony.com, Women 's World Daily, CNBC/Yahoo, MSNBC and on the cover of Black Enterprise. Ms. Dickson received her B.A. in Journalism from The Ohio State University and studied information technology at DeVry University. Additionally, Ms. Dickson was selected to participate in some of the nation's top accelerator programs for entrepreneurs including the NewME (San Francisco), Canopy Boulder (Boulder, Colorado), Techstars (Los Angeles), Brinc (Hong Kong) and is recognized as one of the nation's top entrepreneurs on the rise.

Brian Brackeen, has served as a director since November 2019. Between January 2019 and the present he has served as Managing Partner for Lightship Capital, an inclusion focused venture fund servicing underrepresented, early stage businesses, where he is responsible for fund operations and leads the AI development team. Prior to Lightship, Mr. Brackeen founded the globally recognized Miami-based face recognition innovator, Kairos Inc., where he served as Chief Executive Officer and a director between January 2012 and June 2019. His leadership saw the company selected by Wall Street Journal as one of the top 25 startups in the country, and drove growth within the company and the facial recognition space—positioning Kairos alongside tech giants like Microsoft and Face++ as one of the world's foremost face recognition software providers. Prior to founding Kairos, Mr. Brackeen served as a Senior Project Manager for Apple Inc. before moving on from his position as Senior Managing Consultant at IBM.

Alexa McCulloch, has served as a director since November 2019. From October 2018 to October 2019, Ms. McCulloch served as Chairman and Chief Executive Officer of NetCloak Inc., a cybersecurity enterprise SaaS company. From October 2016 to May 2019, she was Board Director and Treasurer of Pacific Heart, Lung, and Blood Institute. From December 2009 to April 2014, Ms. McCulloch was publicly appointed as Independent Director of Central London Community Healthcare NHS Trust, a $5 billion British entity where she served as chair of both the Finance and the Risk committees. Previously, she served as Chief Executive Officer and Director of Grandeye Ltd., a UK-based manufacturer of IOT cameras, where she led the successful turnaround and sale to Singapore-based Creative Technology Ltd. (SGX: C76). Ms. McCulloch was a Founding Partner at Circle Health (LON: CIRC), Europe's largest healthcare partnership and leading UK healthcare company. Ms. McCulloch's commercial strengths draw from her experiences as an investment banker with Goldman Sachs, and as an aerospace engineer for Hughes Space and Communications and The Aerospace Corporation. Ms. McCulloch holds an MBA from Harvard Business School, an MS and BS in Aerospace Engineering, and an MS in Mechanical Engineering from the University of Michigan. She has served as mentor and advisor for Techstars since April 2017.

Compensation

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors, during the fiscal year ended December 31, 2020:

Name	Capacities in which compensation received	Cash Compensation		Other Compensation		Total Compensation
Dawn Dickson(1) 997 N Fourth Street Columbus, OH 43201	Chief Executive Officer, Chief Financial Officer, Secretary and Director	$ 99,500		0		$ 99,500
Dan Rockwell(2) 997 N Fourth Street Columbus, OH 43201	Former Chief Technology Officer	$ 40,000	(3) $	20,000	(4) $	60,000

(1) We are a party to an employment agreement with Ms. Dickson dated June 24, 2019, pursuant to which she receives monthly compensation of $5,500, plus $1,500 per month for corporate housing.

(2) We were party to a Statement of Work and CTO Retainer Agreement with Big Kitty Labs dated February 26, 2020, pursuant to which we have agreed to pay Big Kitty Labs $5,000 per month. Mr. Rockwell serves as the Chief Executive Officer and owner of Big Kitty Labs. Mr. Rockwell ceased serving as our Chief Technology Officer in October 2020.

(3) Funds paid to Big Kitty Labs, LLC, for which Mr. Rockwell is the Chief Executive Officer and owner.

(4) Issuance of 104,385 shares of common stock based on a price per share of $0.1916.

The directors do not receive any compensation for their service as directors.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding voting securities as of March 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding voting securities, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	
Class B Common Stock	Dawn Dickson 1521 Alton Road #592 Miami Beach, FL 33139	20,000,000 (1)	0	100	%
Class B Common Stock	All directors and officers as a group (1 person)	20,000,000 (1)	0	100	%

(1) Class B Shares held by Dawn Dickson Living Trust, for which Ms. Dickson serves as the sole trustee.

RELATED PARTY TRANSACTIONS

In 2019, we entered into a Statement of Work with Big Kitty Labs LLC, which is owned and managed by Dan Rockwell, our former Chief Technology Officer, pursuant to which Big Kitty Labs agreed to develop portions of our software solution. We paid Big Kitty Labs $164,715 during 2019, $40,000 of which constituted compensation for Mr. Rockwell's service as our Chief Technology Officer and the balance of which constituted payment for the development services provided by Big Kitty Labs.

On February 26, 2020, we entered into a Statement of Work and CTO Retainer Agreement with Big Kitty Labs, pursuant to which we have agreed to pay Big Kitty Labs $5,000 per month in exchange for the services of Mr. Rockwell and Big Kitty Labs. During 2020, we paid approximately $160,000 to Big Kitty Labs.

In 2018, Dawn Dickson, our Chief Executive Officer, Chief Financial Officer, Secretary and a director, transferred 5,000,0000 shares of Class B Common Stock held by her back to us.

OUR SECURITIES

Our authorized capital stock consists of 60,000,000 shares of common stock, par value $0.0001 per share, of which 40,000,000 shares are designated as "Class A Common Stock" (the "**Class A Shares**") and 20,000,000 shares are designated as "Class B Common Stock" (the "**Class B Shares,**" and sometimes together with the Class A Shares, the "**Common Stock**"). As of December 31, 2020, we had 28,763,005 Class A Shares outstanding, and 20,000,000 Class B Shares outstanding. There is also an outstanding warrant to purchase 591,852 shares of Class A Common Stock having an exercise price of $0.01 per share.

The rights of holders of our Common Stock are governed by our Certificate of Incorporation. Our Certificate of Incorporation may be amended by our Board of Directors and by the vote of the holders of a majority of the outstanding Class B Shares, to increase the number of authorized shares of Common Stock, or the authorized number of shares of any class of Common Stock and there is no limit on the number of shares of Common Stock, or any class of Common Stock, that may be authorized and issued. The Board of Directors, with the approval of the holders of the Class B Shares, may also amend the Certificate of Incorporation to create one or more series of preferred stock that have rights, preferences and privileges senior to the rights, preferences and privileges of the Common Stock.

The holders of Common Stock, regardless of class, will be entitled to receive pro rata dividends, if any, declared by our Board of Directors out of legally available funds, based on the number of shares of Common Stock that they hold, bears to the total number of outstanding shares of Common Stock, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future. In the event of our voluntary or involuntary liquidation, dissolution or winding up, our merger or consolidation which results in a change of control, a sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by us of all or substantially all of our assets, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future, the resulting consideration shall be distributed among the holders of shares of Common Stock, regardless of class, pro rata based on the number of shares of Common Stock held by each such holder.

The holders of Class B Shares are entitled to one vote per share. The holders of Class A Shares have no voting rights, except as provided under Delaware law, which include the right to vote on an amendment to our Certificate of Incorporation if the amendment would increase or decrease the par value of the Class A Shares, or alter or change the powers, preferences, or special rights of the Class A Shares, so as to affect them adversely.

The holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation

We sold shares in our most recent Regulation CF campaign at a pre-money valuation of $25,027,179.10 We used a 'comparable company analysis' approach to our valuation. We looked at recently funded companies in similar space (B2B SaaS/hardware/automated retail/vending) in a similar stage (Series A) in the United States and in China which is the primary market for automated retail in the world.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds tobelieve that it meets all of the requirements for filing on Form C and has April 30, 2021.

SOLUTIONS VENDING INTERNATIONAL INC

By:  _____

Dawn Dickson, Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

SOLUTIONS VENDING INTERNATIONAL, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2020 AND 2019



To the Board of Directors of
Solutions Vending International, Inc.
Miami, Florida

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Solutions Vending International, Inc. (the "Company") which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholder's equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated revenues or profits since inception, has sustained net losses of $1,409,083 and $932,510 for the years ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $3,574,451 and lacks liquid assets to satisfy its obligations as they come due with working capital of $8,859. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado
April 18, 2021

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

SOLUTIONS VENDING INTERNATIONAL, INC.
BALANCE SHEETS

| | December 31, | |
	2020	2019
ASSETS		
Current assets:		
Cash and cash equivalents	$ 299,782	$ 53,723
Total current assets	299,782	53,723
Property and equipment	159,000	-
Total assets	$ 458,782	$ 53,723
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 120,627	$ 4,197
Accrued expenses and other current liabilities	70,993	62,510
Promissory notes payable	-	15,000
Deferred revenue	99,303	-
Total current liabilities	290,923	81,707
Convertible promissory notes payable	60,000	-
Loan payable	73,200	-
Total liabilities	424,123	81,707
Commitments and contingencies (Note 9)		
Stockholders' equity (deficit):		
Class A common stock, $0.0001 par value; 40,000,000 shares designated as of December 31, 2020 and 2019, 28,168,635 and 24,928,678 shares issued and outstanding as of December 31, 2020 and 2019, respectively	2,817	2,493
Class B common stock, $0.0001 par value; 20,000,000 shares designated as of December 31, 2020 and 2019, 20,000,000 shares issued and outstanding as of December 31, 2020 and 2019	2,000	2,000
Additional paid-in capital	3,788,573	2,132,892
Subscription receivable	(184,280)	-
Accumulated deficit	(3,574,451)	(2,165,369)
Total stockholders' equity (deficit)	34,659	(27,984)
Total liabilities and stockholders' equity (deficit)	$ 458,782	$ 53,723

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.


SOLUTIONS VENDING INTERNATIONAL, INC.

STATEMENTS OF OPERATIONS


	Year Ended December 31,	
	2020	**2019**
Net revenue	$ -	$ -
Cost of net revenue	-	-
Gross profit	-	-
Operating expenses:		
Research and development	243,461	257,831
Sales and marketing	269,860	55,836
General and administrative	900,743	610,612
Total operating expenses	1,414,064	924,279
Loss from operations	(1,414,064)	(924,279)
Other income (expense):		
Interest expense	(3,018)	(8,231)
Other income	8,000	-
Total other income (expense), net	4,982	(8,231)
Provision for income taxes	-	-
Net loss	$ (1,409,082)	$ (932,510)
Weighted average common shares outstanding - basic and diluted	46,799,643	40,436,172
Net loss per common share - basic and diluted	$ (0.03)	$ (0.02)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
Balances at December 31, 2018	12,070,317	$ 1,207	20,000,000	$ 2,000	$ 451,613	$ -	$ (1,232,859)	$ (778,039)
Issuance of common shares pursuant to								
Reg CF offering, net of issuance costs	5,934,121	593	-	-	930,472	-	-	931,065
Issuance of common shares in connection with								
anti-dilution rights	66,837	7	-	-	12,024	-	-	12,031
Conversion of convertible promissory notes	5,287,463	529	-	-	494,481	-	-	495,010
Issuance of common shares pursuant to								
private placement memorandum	965,555	97	-	-	184,903	-	-	185,000
Common shares issued for services	104,385	10	-	-	19,990	-	-	20,000
Issuance of restricted common shares	500,000	50	-	-	39,409	-	-	39,459
Net loss	-	-	-	-	-	-	(932,510)	(932,510)
Balances at December 31, 2019	24,928,678	2,493	20,000,000	2,000	2,132,892	-	(2,165,369)	(27,984)
Issuance of common shares pursuant to								
Reg CF and A offerings, net of issuance costs	3,013,180	301	-	-	1,537,252	(184,280)	-	1,353,272
Repurchase of common shares and warrants	(561,852)	(56)	-	-	(82,444)	-	-	(82,500)
Issuance of restricted common shares	788,629	79	-	-	200,873	-	-	200,952
Net loss	-	-	-	-	-	-	(1,409,082)	(1,409,082)
Balances at December 31, 2020	28,168,635	$ 2,817	20,000,000	$ 2,000	$ 3,788,573	$ (184,280)	$ (3,574,451)	$ 34,659

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SOLUTIONS VENDING INTERNATIONAL, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2020	**2019**
Cash flows from operating activities:		
Net loss	$ (1,409,082)	$ (932,510)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation expense	200,952	59,459
Changes in operating assets and liabilities:		
Other receivables	-	(400)
Accounts payable	58,430	(21,352)
Accrued expenses and other current liabilities	8,482	(164,570)
Deferred revenue	99,303	-
Net cash used in operating activities	(1,041,913)	(1,059,373)
Cash flows from investing activities:		
Purchases of property and equipment	(101,000)	-
Net cash used in investing activities	(101,000)	-
Cash flows from financing activities:		
Proceeds from convertible promissory note agreements	60,000	-
Repayment of promissory notes payable	(15,000)	(15,000)
Proceeds from loan payable	73,200	-
Proceeds from issuance of common shares pursuant to Reg CF and A offerings, net	1,353,272	943,096
Repurchase of common shares and warrants	(82,500)	-
Proceeds from issuance of common shares pursuant to private placement memorandum	-	185,000
Net cash provided by financing activities	1,388,972	1,113,096
Net increase in cash and cash equivalents	246,059	53,723
Cash and cash equivalents at beginning of period	53,723	-
Cash and cash equivalents at end of period	$ 299,782	$ 53,723
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ 1,500	$ 1,500
Supplemental disclosure of non-cash investing and financing activities:		
Conversion of convertible notes payable and accrued interest into common stock	$ 495,010	$ 495,010
Property and equipment included in accounts payable	$ 58,000	$ -
Subscription receivable	$ 184,280	$ -

See Independent Auditors' Report, and accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Shoe Vending International, LLC (the "Company") was a limited liability company organized under the laws of Ohio on October 1, 2012. On March 7, 2017, the Company converted to a Delaware corporation under the name Solutions Vending International, Inc. doing business as Popcom ("Popcom"). The Company is an automated retail technology company providing software and hardware solutions for self-service retailers. The Company is headquartered in Miami, Florida.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $1,409,082 and $932,510 for the years ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $3,574,451 and lacks liquid assets to satisfy its obligations as they come due with working capital of $8,859. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2020 and 2019, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset. As of December 31, 2020, property and equipment consist of payments for the Company's vending machine assets which will be owned and leased out to customer upon its completion which is estimated in the second quarter of 2021. The estimated useful life of vending machine assets are 5-7 years and the Company will begin depreciation when the asset is placed into service. As of December 31, 2020, the machines were not yet in service and still in production.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

As of December 31, 2020, the Company had $99,303 in deferred revenue pertaining to customer deposits for hardware orders that have not yet been fulfilled.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and 2019 amounted to approximately $129,000 and $34,500, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply products for research and development. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company's operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company measures stock-based compensation based on the fair value of its common stock on the date of the agreement. The Company uses the Black-Scholes option-pricing model to determine the fair value of warrants.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2020 and 2019 are as follows:

	Year Ended December 31,	
	2020	**2019**
Convertible promissory notes*	162,685	-
Warrants	-	590,459
Total potentially dilutive shares	162,685	590,459

*Convertible notes' potential shares are calculated based on principal and accrued interest, Company's capitalization and applicable valuation cap per the note agreements. See Note 5 for more information.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,	
	2020	**2019**
Accrued personnel costs	$ 66,100	$ 30,841
Accrued professional and consulting fees	-	14,794
Accrued interest	4,893	4,875
Customer deposits	-	12,000
	$ 70,993	$ 62,510

5. DEBT

Promissory Notes Payable

In 2013, the Company issued two unsecured promissory notes for an aggregate principal amount of $30,000. The notes bear interest at 5% per annum. In April 2019, one note was fully repaid and the remaining note was repaid in June 2020.

Convertible Promissory Notes Payable

In 2020, the Company issued six convertible promissory notes ("2020 Notes") for an aggregate principal amount of $60,000. The notes are subject to automatic conversion upon a qualified equity financing in excess of $5,000,000 (excluding the conversion of the notes or other convertible securities including Simple Agreements for Future Equity ("SAFE")). Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price equal to the quotient of valuation caps ranging from $15,000,000 to $25,000,000 divided by the dilutive common shares outstanding (assuming full conversion and/or exercise of all convertible and/or exercisable securities then outstanding including the Company's shares reserved for future issuance under the Company's equity incentive plans, but excluding SAFE agreements). In the event that a qualified equity financing does not occur prior to the notes' respective maturity dates, the notes are convertible, at the Company's discretion, into cash or shares of the Company's common stock at conversion price equal to the quotient of the valuation cap divided by the dilutive common shares outstanding. Upon a sale of the Company, the Company will pay the holder the amount the holder would be entitled to receive if the note had converted into shares of common stock at a conversion price equal to the quotient of the valuation cap divided by the dilutive common shares outstanding. The 2020 Notes have a 2-year term maturing in 2022. The notes bear interest at 7-8% per annum and accrued interest payable on these notes was $3,018 as of December 31, 2020, which was recognized as interest expense in 2020.

PPP Loan

In April 2020, the Company entered into a loan with a lender in an aggregate principal amount of $73,200 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act.

6. **STOCKHOLDERS' EQUITY (DEFICIT)**

Common Stock

As of December 31, 2020, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 60,000,000 shares, $0.0001 par value, of which 40,000,000 shares are designated as Class A common stock and 20,000,000 shares are designated as Class B common stock.

The Class A common stock have no voting rights. Each holder of Class B common stock will be entitled to one vote for each share of Class B common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held.

2020 Transactions

In July 2020, the Company completed a Regulation CF offering and issued an aggregate of 1,929,070 shares of Class A common stock for gross proceeds of $1,052,299, or $0.55 per share. As of December 31, 2020, the Company has a subscription receivable of $58,445 pertaining to this financing.

In October 2020, the Company initiated a Regulation A+ offering. As of December 31, 2020, the Company has issued an aggregate of 1,112,717 shares of Class A common stock for gross proceeds of $611,994, or $0.55 per share. As of December 31, 2020, the Company has a subscription receivable of $125,835 pertaining to this financing.

In November 2020, the Company repurchased 561,852 Class A common shares and warrants from an investor for $82,500.

2019 Transactions

In April 2019, the Company completed a Regulation CF offering and issued an aggregate of 5,934,121 shares of Class A common stock for gross proceeds of $1,068,142, or $0.18 per share. Concurrently with the Regulation CF offering, the Company converted the remaining outstanding convertible promissory notes into 5,287,463 shares of Class A common stock.

Concurrently with the Regulation CF offering, an existing investor was issued 66,837 shares of Class A common stock for no additional compensation due to anti-dilution protection terms. The fair value of $12,031 was treated as issuance costs incurred in connection the equity financing, and therefore was recorded to additional paid-in capital.

From April through June 2019, the Company issued 965,555 shares of Class A common stock pursuant to a private placement memorandum for gross proceeds of $185,000, or $0.19 per share.

In June 2019, the Company issued 104,385 shares of Class A common stock to an individual for services performed. The fair value of $20,000 was included in research and development expense in the statements of operations.

Restricted Common Stock

During the years ended December 31, 2020 and 2019, the Company granted 788,629 and 500,000 restricted shares of Class A common stock, respectively. The Company recorded stock-based compensation expense of $200,952 and $39,459 the statements of operations for the year ended December 31, 2020 and 2019, respectively, utilizing the respective grant-date fair values of each share issuance. As of December 31, 2020 and 2019, 1,033,180 and 703,000 shares were non-vested, respectively. Total unrecognized compensation cost related to non-vested restricted common stock amounted to $230,121 as of December 31, 2020, which will be recognized over a weighted-average remaining period of 31 months.

Warrants

In December 2017, the Company issued a convertible promissory note to an investor for $50,000 (included in 2017 Notes per Note 5). The Company received an additional $50,000 from this investor pursuant to a grant agreement. Per the terms of the grant agreement, the grant was contingent on the execution of the promissory note agreement and a separate warrant agreement. The warrant agreement grants the investor a warrant to purchase up to an additional $50,000 of the fully diluted equity interests of the

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

Company at a purchase price of $0.01 per share ("exercise price") for a term of ten years. The number of equity interests that the investor shall receive is equal to the number of shares which the related promissory note is convertible into.

In November 2020, the Company repurchased 561,852 Class A common shares and these warrants from an investor for $82,500. As of December 31, 2020, there were no warrants outstanding.

7. INCOME TAXES

As of December 31, 2020 and 2019, the Company had net deferred tax assets before valuation allowance of $675,822 and $410,165, respectively. The deferred tax assets were a result of the Company's net operating loss carryforwards and book-to-tax differences.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the year ended December 31, 2020, cumulative losses through December 31, 2020, and no history of generating taxable income. Therefore, valuation allowances of $675,822 and $410,165 were recorded as of December 31, 2020 and 2019, respectively. During the year ended December 31, 2020, deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 21.0 percent.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2020 and 2019, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $2,927,728 and $1,886,863, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2017-2020 tax years remain open to examination.

8. RELATED PARTY TRANSACTIONS

In 2013, the Company issued a promissory note of $15,000 to one of the founders. The note was repaid in 2020 (Note 5). The founder held both Class A and B membership units which were converted into shares of Class A common stock in 2017.

On February 26, 2020, the Company entered into a Statement of Work and CTO Retainer Agreement with Big Kitty Labs, a related party, pursuant to which the Company has agreed to pay Big Kitty Labs $5,000 per month in exchange for the services of Mr. Rockwell and Big Kitty Labs. During the year ended December 31, 2020, the Company incurred approximately $160,000 to Big Kitty Labs.

9. COMMITMENTS AND CONTINGENCIES

Lease Agreements

In August 2019, the Company entered into an operating lease for office space. The agreement is a month-by-month lease for monthly rent of $2,350.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

The Company is currently in an open dispute with a former vendor over a 2017 services agreement. The maximum estimated exposure is $9,000 has not been recorded in the financial statements due to the uncertainty of the outcome.

In June 2020, the Company entered into an agreement to purchase certain assets from Wyzerr, Inc., a Delaware corporation, and incurred an initial deposit payment of $50,000. In March 2021, the Company filed a lawsuit against Wyzerr pursuant to the agreement. As of December 31, 2020, the Company has recorded a full reserve of $50,000 for this transaction as collectability cannot be reasonably assured at this time.

10. **SUBSEQUENT EVENTS**

Through the issuance date, the Company has received approximately $512,000 in net proceeds from the Regulation A+ offering.

Management has evaluated subsequent events through April 18, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.